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                            June 21, 2023

       Kenneth Wong
       Chief Executive Officer
       Keen Vision Acquisition Corp.
       37 Greenbriar Drive
       Summit, NJ 07901

                                                        Re: Keen Vision
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 14, 2023
                                                            File No. 333-269659

       Dear Kenneth Wong:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Our references to prior comments are to comments in our May 8, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Exhibits

   1. We acknowledge the counsel's revised opinion in Exhibit 5.1. However, the assumption in paragraph 2(d)
continues to inappropriately assume material facts underlying the opinion.
                                                        Please file a further
revised opinion.
 Kenneth Wong
FirstName  LastNameKenneth
Keen Vision Acquisition Corp.Wong
Comapany
June       NameKeen Vision Acquisition Corp.
     21, 2023
June 21,
Page 2 2023 Page 2
FirstName LastName
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Lawrence Venick, Esq.